UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: March 29, 2024
Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech USA Inc. Enters into Master Manufacturing and Supply Services Agreement with Novartis Pharmaceuticals Corporation

On March 27, 2024, Legend Biotech USA Inc. (“Legend”), a wholly-owned subsidiary of Legend Biotech Corporation (the “Company”), Janssen Pharmaceuticals Inc. (“Janssen” and together with Legend, the “Collaboration Partners”) and Novartis Pharmaceuticals Corporation (“Novartis”) entered into a Master Manufacturing and Supply Services Agreement for BCMA CAR-T Product (the “Agreement”), pursuant to which Novartis will perform contract manufacturing services for the Collaboration Partners for the clinical and commercial supply of ciltacabtagene autoleucel (cilta-cel) (the “Product”) to supplement the Collaboration Partners’ manufacturing capabilities.

The Agreement is effective as of March 27, 2024 with an initial term through December 31, 2029, unless terminated earlier. The Agreement may be terminated (i) by the Collaboration Partners at any time for convenience after notice is provided for a specified period, (ii) if a party commits an uncured material breach of the Agreement, (iii) by the Collaboration Partners if Novartis undergoes a change in control, (iv) upon the occurrence of specified events of insolvency of Janssen or Novartis or (v) by the Collaboration Partners, in the event Novartis has not provided certain regulatory documentation for a Qualified Suite (as defined below) within by a specified deadline or in the event of certain performance failures by Novartis. Additionally, Qualified Suites (defined below) may be terminated (the “Released Suites”) after a specified notice period in the event of certain instances of performance failures by Novartis or in the event Novartis has not provided certain regulatory documentation for a Qualified Suite (as defined below) within by a specified deadline.

The Agreement requires Novartis to initiate activities to manufacture the Product in a specified number of qualified suites, which are suites that have been reserved by the Collaboration Partners to perform the contract manufacturing services for the Product after receipt of regulatory approval (the “Qualified Suites”). The Collaboration Partners will work with Novartis to facilitate the exchange of information necessary for Novartis to perform the contract manufacturing services and to obtain the applicable licenses and permits.

The Agreement requires the Collaboration Partners to purchase a specified percentage of the capacity of Qualified Suites for each 6-month period under the Agreement (the “Volume Commitment”), subject to adjustment for any Released Suites. If the Collaboration Partners fail to purchase sufficient batches to achieve the Volume Commitment (other than for exceptions specified in the Agreement), the Collaboration Partners are required to pay Novartis the amount to make up the deficit, subject to the Collaboration Partners’ ability to carry-over a certain percentage of any overachievement of the Volume Commitment during a six-month period to an immediately subsequent or prior six-month period during the same calendar year to cure any deficit. The Agreement also includes specified performance metrics (“KPIs”) that Novartis will be expected to meet when performing the contracting manufacturing services. The Agreement includes certain remedies if Novartis does not meet its KPIs.

The Agreement includes specified tiered pricing based upon, among other factors, the number of batches ordered by the Collaboration Partners during the applicable calendar year. In addition, the Collaboration Partners will be required to reimburse Novartis for costs of certain raw materials used in manufacturing the Product.

The Agreement also includes customary representations and warranties and covenants relating to, among other things, forecasts, ordering, delivery and payments, handling and transport, intellectual property, responsibility for non-conforming product, confidentiality and indemnification.

The foregoing description of the terms of the Agreement is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which the Company will file as an exhibit to the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2024.

This Form 6-K shall be deemed to be incorporated by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: March 29, 2024	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer